Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. will be held on Wednesday, July 31, 2013 at 3:00 p.m. (Israel time), at the offices of our company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	approval of Arrangement between the Company and its Series A note holders and Series B note holders and related matters, including an amendment to the Company's articles of association; and

(2)	approval of a compensation policy for our directors and officers, in accordance with the requirements of the Israeli Companies Law.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Orckit", "we", "us", "our" and "our company" to refer to Orckit Communications Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders of record at the close of business on July 1, 2013 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the pre-addressed envelope provided, not less than 72 hours prior to the time fixed for the Meeting. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors Izhak Tamir Chief Executive Officer

 Dated:  June 26, 2013

  ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value ("Ordinary Shares"), of Orckit Communications Ltd. in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") for use at our Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Wednesday, July 31, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of Arrangement between the Company and its Series A note holders and Series B note holders and related matters, including an amendment to the Company's articles of association; and

(2)	approval of a compensation policy for our directors and officers, in accordance with the requirements of the Israeli Companies Law.

Throughout this Proxy Statement, we use terms such as the "Company", "Orckit", "we", "us", "our" and "our company" to refer to Orckit Communications Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on July 1, 2013 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about July 3, 2013 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        As of June 23, 2013, 31,072,134 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present, the meeting will be adjourned to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting on the question of adjournment.  We expect the adjourned meeting, if applicable, to be scheduled for August 1, 2013 at 8:00 a.m. (Israel time), at the offices of our company. At an adjourned meeting, any two shareholders present in person or by proxy will constitute a quorum.

Share Ownership**

The following table sets forth, as of June 23, 2013, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of June 23, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of June 23, 2013, 31,072,134 of our Ordinary Shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.6%
All directors and executive officers as a group (10 persons)	7,185,937	(2)	22.3%

(1)
Includes (i) 4,747,409 Ordinary Shares, (ii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iii) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)
Includes 1,115,870 Ordinary Shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following June 23, 2013.

**As described in Item 1 below, in the event that the Arrangement becomes effective, we will issue Ordinary Shares and warrants to purchase Ordinary Shares to the holders of our Series A notes and Series B notes.  In addition, upon the closing of the Strategic Investment Agreement, we will issue 4,747,409 of our Ordinary Shares to Networks3.  Such transactions will result in substantial dilution to the current ownership of our shares by our current shareholders and may result in new shareholders becoming beneficial owners of more than 5% of our ordinary shares.

Special Note Regarding Forward-Looking Statements

This proxy statement (including the documents incorporated by reference) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  These forward-looking statements can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth in Appendix A hereto and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission, or the SEC, on April 29, 2013, as well as those discussed elsewhere in our other filings with the SEC, each of which is incorporated by reference in this proxy statement.  Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 –	Approval of Arrangement between the Company and its Series A note holders and Series B note holders and related amendment to the Company's articles of association

At the Meeting, the shareholders will be asked to approve an arrangement (the "Arrangement") between us and the holders of our Series A notes and of our Series B notes  (collectively, the "Notes" and the "Note Holders", as applicable) under Section 350 of the Companies Law.

In exchange for the Notes and the full retirement thereof, each Note Holder would receive consideration that consists of four elements:  (i) a cash payment, (ii) ordinary shares of Orckit, (iii) warrants to purchase ordinary shares of Orckit and (iv) its pro rata share of any future proceeds arising from the shares of Networks3, Inc. ("Networks3") held by us.  See "Terms of the Arrangement" below for material information about the Arrangement, including the required approvals and other conditions precedent to the effectiveness of the Arrangement. If there are important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

Background

Series A Notes and Series B Notes

On July 2, 2012, we consummated an arrangement under Section 350 of the Companies Law (the "2012 Arrangement"). Pursuant to the terms of the 2012 Arrangement, the respective conversion prices of the Series A notes and the Series B notes were significantly reduced for limited periods, in order to encourage the Note Holders to convert their Notes into ordinary shares.  However, only an aggregate of approximately $3.5 million principal amount of these Notes were converted into equity (8,246,044 of our ordinary shares). These conversions include the conversion of approximately $1.7 million and $137,000 aggregate principal amount of Series B notes held by Mr. Izhak Tamir and Mr. Eric Paneth, respectively, which were all the Notes held by them. Messrs. Tamir and Paneth were not obliged to convert their notes, but they did so voluntarily in order to support the Company.

In August 2012, we repaid an aggregate principal amount of approximately $9.8 million of Series A notes and an aggregate principal amount of approximately $525,000 of Series B notes. In October 2012, we repaid an aggregate principal amount of approximately $2.4 million of Series A notes and an aggregate principal amount of approximately $360,000 of Series B notes. In April 2013, we repaid approximately $1.3 million aggregate principal amount of the Series A notes and approximately $155,000 aggregate principal amount of the Series B notes.  The principal amounts of Series A notes were adjusted for changes in the Israeli consumer price index ("CPI").

As of June 1, 2013, we had outstanding NIS-denominated Series A notes in the aggregate principal CPI-linked amount of approximately $11.8 million, which bear interest at the rate of 6% per year and are linked to the CPI. The Series A notes are due in full in July 2014. The Series A notes are convertible at the election of each holder into our ordinary shares at a conversion price of approximately $2.12 per share.

As of June 1, 2013, we also had outstanding NIS-denominated Series B notes in the aggregate principal amount of approximately $4.4 million, which bear interest at the rate of 8% per year and are not linked to the CPI.  $0.2 million of the Series B notes are due in July 2014, and $4.2 million of the Series B notes are due in December 2017.  The Series B notes are convertible at the election of each holder into our ordinary shares at the conversion price of approximately $2.12 per share.

We have the right to force the conversion of Series A notes and the Series B notes at the price of $1.95 per share if the prevailing market price of our ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange (the "TASE") for any 20 trading days within a period of 30 consecutive trading days.

For more information about the terms of the Notes, please see our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is incorporated by reference herein. The foregoing summary does not purport to be comprehensive and is qualified in its entirety by reference to such document.

Patent and Financing Transactions

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, a non-practicing entity controlled by Hudson Bay Capital. Pursuant to the agreement, Networks3 will pay us $8 million upon closing, of which $5 million is for the purchase of our patent portfolio, $2.5 million is for the purchase of 4,747,409 of our newly issued ordinary shares at the price of $0.52 per share (constituting approximately 13.3% of our outstanding share capital after giving effect to the issuance thereof, but prior to the effectiveness of the Arangement), and $0.5 million is for the purchase of an unsecured subordinated note in the principal amount of $0.5 million. The note will bear interest at the applicable federal rate (approximately 1% per year), will mature on the third anniversary of the closing and will be guaranteed by Orckit-Corrigent Ltd. ("Orckit-Corrigent"), our wholly-owned subsidiary.

In addition, we will be issued common stock of Networks3 constituting 10% of its outstanding capital stock on a fully diluted basis as of the date of the closing (the "Networks3 Shares") and will have the right to receive a percentage of the profits of Networks3, if any, generated in the future by payments from third parties for past and future use of patents in the patent portfolio. Our participation percentage will start at 25% of aggregate profits in excess of $7.5 million and will decrease in steps down to 5% of profits in excess of $250 million. On June 24, 2013, the Israel Securities Authority ("ISA") informed us that, since we will not have access to information about the ongoing business of Networks3 on a real-time basis, we may not be able to satisfy our reporting obligations under the Israeli securities regulations, which could lead to adverse consequences, including the delisting of our Ordinary Shares from the TASE. We intend to request expanded information rights from Networks3, but there can be no assurance that it will agree.

The closing of the Strategic Investment Agreement is conditioned upon various conditions, including the approval of the Israeli Office of the Chief Scientist ("OCS") of the sale of the patent portfolio on terms acceptable to Networks3 in its sole discretion, the retirement of our Senior A notes and Senior B notes pursuant to the Arrangement, and our having at least $1.0 million in cash on the closing date and no debt (other than certain existing debt). If the closing does not occur by June 30, 2013, then either party will have the right to terminate the agreement, provided that if the Noteholders approve the Arrangement by June 30, 2013, then the right to terminate will be postponed until August 15, 2013. There is no assurance that the transactions contemplated by this agreement will be consummated.  If all the conditions precedent under this agreement are satisfied or waived and all the conditions precedent under the Arrangement are satisfied or waived, we plan to hold the closings of both transactions concurrently.

On March 12, 2013, we also entered into a Note Purchase Agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  This transaction was consummated on March 18, 2013. The senior notes bear interest at the rate of 1.5% per year until July 17, 2013 and 15% per year thereafter. The senior notes will mature on the earlier of May 31, 2014 and the closing of the transactions contemplated by the aforementioned Strategic Investment Agreement. The senior notes are secured by a first priority lien on the patent portfolio of Orckit and Orckit-Corrigent and are guaranteed by Orckit-Corrigent.  We have the right to redeem the senior notes at any time, in whole or in part. If an event of default occurs and the senior notes are redeemed after July 1, 2013, either by the holders of the senior notes or by us, or if a bankruptcy event or a change of control of Orckit occurs at any time, we would be required to pay an additional 20% of the outstanding principal amount plus all the interest that would have accrued under the notes until the scheduled maturity date. At the request of the Note Holders, on June 26, 2013, we redeemed $4.3 million principal amount of the senior notes.

The Strategic Investment Agreement, the Note Purchase Agreement and the material exhibits thereto are filed as exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is incorporated by reference herein. The foregoing summary does not purport to be comprehensive and is qualified in its entirety by reference to such agreements.

Arrangement Process

In March 2013, shortly after entering into the Strategic Investment Agreement with Networks3, we commenced discussions with representatives of the Note Holders on the terms of a possible arrangement providing for the retirement in full of the Notes.

On April 30, 2013, following such discussions, we presented to the Note Holders proposed terms for the Arrangement.

On May 13, 2013, the District Court of Tel Aviv-Jaffa (the "Court"), at the request of the trustees of the Note Holders, which request was supported by us, appointed Shay Nisan, Certified Public Accountant, of the accounting firm of Lion Orlitzky, as the expert who would render an opinion as to the fairness of the Arrangement to the Noteholders (the "Expert Opinion"), as required pursuant to a recent amendment to the Companies Law.

On June 18, 2013, the Expert Opinion was filed with the Court.

On June 19, 2013, we filed a petition with the Court requesting permission to convene meetings of our Note Holders and our shareholders to vote upon the Arrangement.

On June 20, 2013, the Court approved our request to convene meetings of our Note Holders and our shareholders to vote upon the Arrangement.

The meetings of our Note Holders are scheduled to be held on June 26-27, 2013.

Terms of the Arrangement

The main provisions of the Arrangement, including the requisite approvals and other conditions precedent to the effectiveness of the Arrangement, are summarized below.

Consideration for Retiring the Notes

In exchange for the Notes and the full retirement thereof, the Note Holders would receive the consideration described below:

1. Cash Payment

A cash payment in the aggregate amount of $7 million, which payment will be made in New Israeli Shekels ("NIS"), based on the most recent representative rate of exchange published by the Bank of Israel prior to the payment date.

2. Orckit Shares

The outstanding debt under the Notes, after the payment described in paragraph 1 above, would be exchanged for our Ordinary Shares at the price of $0.52 per share. This price is the same price per share at which Networks3 has committed to invest $2.5 million in Orckit pursuant to the Strategic Investment Agreement referenced above.  The closing price of our Ordinary Shares on the OTCQB on June 25, 2013 was $0.19 per share. Assuming a total outstanding debt on the payment debt of approximately $16.2 miion, we would issue approximately 17.7 million Ordinary Shares.  Such Ordinary Shares would constitute approximately 33% of our outstanding Ordinary Shares upon the closing of the Arrangement (17% on a fully diluted basis), after giving effect to the issuance of 4,747,409 Ordinary Shares to Networks3 pursuant to the Strategic Investment Agreement.  Such issuances will result in substantial dilution to the current ownership of our Ordinary Shares by our current shareholders. The Ordinary Shares issued to the Note Holders will be listed on the TASE and the OTCQB.

3. Orckit Warrants

The Note Holders would receive, together with each of our Ordinary Shares issued pursuant to paragraph 2 above, two warrants, each exercisable for one Ordinary Share at the price of $0.52 per share, for a period of four years. If all the warrants are exercised in full, a total of approximately 35.3 million Ordinary Shares would be issued pursuant to such warrants (assuming an exchange rate of NIS 3.683 per $1.00 and outstanding debt of $16.2 million on the closing date of the Arrangement). Such issuances will result in substantial dilution to the current ownership of our shares by our current shareholders. Based on the Black Scholes valuation method, the Expert Opinion ascribes an aggregate value of $1.8 million to the warrants.  The warrants will be listed on the TASE, and the Ordinary Shares issued upon exercise of the warrants will be listed on the TASE and the OTCQB.

4. Proceeds from Networks3 Shares

As described above, pursuant to the terms of the Strategic Investment Agreement with Networks3, we will be issued common stock of Networks3 constituting 10% of the outstanding capital stock of Networks3 on a fully diluted basis at the date of the closing.  Pursuant to the Arrangement, the Networks3 Shares will be held by a newly formed, wholly owned Israeli subsidiary of Orckit, and both the Networks3 Shares and all of the shares in such subsidiary, as well as the bank account of such subsidiary, will be pledged for the benefit of a trustee of the Note Holders to be approved by the Court.  Any property distributed in respect of such shares and any proceeds from the sale of such shares would be distributed by the trustee to the Note Holders. Orckit and its new subsidiary will not have the right sell any of the Networks3 Shares or the shares of the new subsidiary, without the prior consent of the trustee. The foregoing arrangement relating to the Networks3 Shares is subject to review by the ISAand may be modified in coordination with the Note Holders.

In light of the rights of the preferred stockholders of Networks3, which are senior to those of the Networks3 Shares, the Expert Opinion ascribes no value to the Networks3 Shares.

Additional Provisions

The Arrangement also includes the following material provisions:

•
For a period of four years following the Arrangement, we would not be permitted to issue Ordinary Shares or any other securities exercisable for or convertible into Ordinary Shares (including employee stock options) other than for cash at a price (or exercise or conversion price, as applicable) of at least $0.52 per share, without the prior approval of the holders of at least 70% of the Ordinary Shares voting on the matter. Such undertaking would be included as an amendment to the Company's articles of association, which can be amended by a 75% shareholder approval. See "Amendment of our Articles of Association" below.

•
For a period of four years following the Arrangement, any transaction or action of the Company (including the approval of compensation terms, but excluding D&O insurance  and indemnification on the same terms as our other directors and officers and the approval of our Compensation Policy) that either Mr. Izhak Tamir or Mr. Eric Paneth, or a company controlled by either of them or in which someone acting on behalf of either of them has a personal interest, directly or indirectly, would be subject to the prior approval of the holders of at least 75% of the Ordinary Shares voting on the matter, excluding Messrs. Tamir and Paneth.  Such undertaking would be included as an amendment to the Company's articles of association.  See "Amendment of our Articles of Association" below.

•
For a period of four years following the Arrangement, we would comply with all the legal requirements applicable to an Israeli public company that is listed only on the TASE (even if we should become entitled as a dually listed company to leniencies with respect to quarterly and annual financial reporting), including the Israeli Securities Law and the Companies Law and the regulations promulgated thereunder and the rules of the TASE.

•	With respect to our outstanding obligations to Mr. Tamir and Mr. Paneth:

o
Following the closing of the Arrangement, Mr. Tamir and Mr. Paneth will each have the right to receive from us unpaid salary that was deferred since December 2010, which currently amounts to approximately $289,000 and $256,000, respectively, subject to adjustment for changes in the CPI.

o
Two years following the closing of the Arrangement, Mr. Paneth will be entitled to collect, in one or more payments, approximately $500,000 from us, in unpaid severance obligations due to him, subject to adjustment for changes in the CPI.

o
Ten years following the closing of the Arrangement, the loans from each of Mr. Tamir and Mr. Paneth in the amount of $200,000 each (subject to adjustment for changes in the CPI), which were extended to us pursuant to the 2012 Arrangement, may be repaid.  The loans will be repayable sooner if our market capitalization on the TASE or a U.S. market shall be at least $10 million for 30 consecutive trading days.

o	Except as aforesaid, the foregoing obligations shall not be repayable to Mr. Tamir or Mr. Paneth, except in the context of certain receivership or liquidation proceedings.

o	Each of Mr. Tamir and Mr. Paneth will have the right to convert all or a portion of such obligations into our Ordinary Shares at a price of $0.52 per share.

•
Until November 11, 2014, the maximum size of our Board of Directors would be enlarged from seven to eight directors and would include three directors from a list of candidates to be provided by the Note Holders, subject to approval of such candidates by our applicable corporate bodies within 30 days following the closing of the Arrangement.  Commencing from November 12, 2014, upon the expiration of the current term of our external directors, our Board of Directors would be comprised of five directors, including two directors from a list of candidates to be provided by the Note Holders, subject to approval of such candidates by our applicable corporate bodies.

•
The Note Holders and their respective trustees and representatives and Orckit and its subsidiaries and their respective officers, directors, employees, shareholders and representatives would be released of any known or unknown claim or demand against one another arising on or prior to the closing of the Arrangement, including any claim or demand with respect to the Notes, the trust agreements relating to the Notes, the management of the Company and its subsidiaries and the actions and decisions of any of their respective officers and directors, in each case excluding actions or omissions that are criminal, intentional or fraudulent or any other action or omission that is not permitted to be released under applicable law.

•
We would reimburse the respective trustees for the Series A notes and the Series B notes, and the respective representatives of the Note Holders, for the expenses incurred by them in connection with the negotiations and the Arrangement.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions by August 8, 2013 (subject to extension by us until August 15, 2013):

•	The requisite approvals of the Arrangement by our Series A note holders and our Series B note holders;

•	The approval of our shareholders, or an order of the Court stating that the approval of our shareholders is not required;

•	The approval of the TASE and the Court;

•
A ruling of the Israeli Tax Authority with respect to the tax ramifications of the Arrrangement upon the Note Holders on terms that do not differ from the request submitted by us on May 27, 2013 in a way that materially adversely affects the Note Holders;

•
At least $4.0 million aggregate principal amount of the senior notes that we issued to funds affiliated with Hudson Bay Capital purusant to the Note Purchase Agreement described above under "Patent and Financing Transactions" shall have been redeemed by us by June 30, 2013 (this has been satisfied already); and

•	The closing of the transactions contemplated by the Strategic Investment Agreement with Networks3; see above under "Patent and Financing Transactions".

Most of the amounts set forth in this proxy statement are denominated in U.S. dollars, based on a conversion from NIS. Unless indicated otherwise, the U.S. dollar amounts set forth in this proxy statement have been translated for convenience according to an exchange rate of NIS 3.595 per $1.00, which was the representative rate of exchange published by the Bank of Israel on June 19, 2013.

Amendment of our Articles of Association

The Arrangement requires that we include some of the foregoing undertakings in our articles of association. Accordingly, we propose that our articles of association be amended to add the following restrictive provisions:

"RESTRICTIVE PROVISIONS

72. Anti-dilution.  (a) Except for the exercise or conversion of securities outstanding as of [______, 2013][insert the closing date of the Arrangement], until [_______, 2017][insert the fourth anniversary of the closing date of the Arrangement], the Company shall not issue ordinary shares or any option, warrant, convertible, exchangeable or other derivative security or right to purchase ordinary shares (including employee stock options) other than for cash at a price (or exercise or conversion price, as applicable) of at least $0.52 per share (as adjusted in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar capitalization events).  Notwithstanding the foregoing, any issuance in contravention of this Article 72 shall be permitted if approved in advance by a Shareholders Resolution approved by the holders of at least 70% of the voting power represented at the meeting in person or by proxy and voting thereon.

73.  Transactions with Izhak Tamir.  Until [_______, 2017][insert the fourth anniversary of the closing date of the Arrangement], any transaction or action of the Company that Mr. Izhak Tamir or a company controlled by him or in which someone acting on his behalf has a personal interest, directly or indirectly, would be subject to the prior approval of the holders of at least 75% of the Ordinary Shares voting on the matter, excluding Mr. Tamir and Mr. Eric Paneth. The foregoing shall include the approval of compensation terms but shall exclude the approal of D&O insurance coverage and indemnification on the same terms as the other directors and officers of the Company and the approval of the Company's Compensation Policy that does not include the approval of actual compensation terms with repect to which Mr. Tamir has a personal interest.

74. Transactions with Eric Paneth.  Until [_______, 2017][insert the fourth anniversary of the closing date of the Arrangement], any transaction or action of the Company that Mr. Eric Paneth or a company controlled by him or in which someone acting on his behalf has a personal interest, directly or indirectly, would be subject to the prior approval of the holders of at least 75% of the Ordinary Shares voting on the matter, excluding Mr. Tamir and Mr. Eric Paneth. The foregoing shall include the approval of compensation terms but shall exclude the approal of D&O insurance coverage and indemnification on the same terms as the other directors and officers of the Company and the approval of the Company's Compensation Policy that does not include the approval of actual compensation terms with repect to which Mr. Paneth has a personal interest.

75.  Amendments. Notwithstanding Article 28(e), a Shareholders Resolution approving an amendment to Article 72, 73, 74 or 75 shall be deemed adopted if approved by the holders of at least 75% of the voting power represented at the meeting in person or by proxy and voting thereon."

If the proposed amendment is approved by our shareholders, it will become effective upon the closing date of the Arrangement and we will restate our Articles of Association to reflect such amendment and then remove Articles 72-75 from our Articles of Association after the applicable four-year period. If the Arrangement does not come into effect, then the proposed amendment will not come into effect.

Expert Opinion

The Expert Opinion states that the Arrangement is fair to the Note Holders, including the proposed allocation between the Series A note holders and the Series B note holders.  After examining the proceeds that the Note Holders might receive in the event of the liquidation of the Company or a sale of the Company to a third party, the Expert Opinion concludes that the Arrangement is the preferable alternative for the Note Holders.

Section 350 of the Israeli Companies Law

Section 350 of the Companies Law ("Section 350") addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors' meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement. As mentioned above, the meetings of the Note Holders are scheduled to be held on June 27, 2013. If the required approvals are obtained under Section 350 and the Arrangement is approved by the Court, all creditors party to the Arrangement, including non-participating dissenting ones, will be bound by the terms of the Arrangement.

The regulations promulgated under Section 350 (the "Regulations") provide the procedural framework for proceedings under Section 350. Obtaining the court's sanction of an arrangement generally involves two applications to the court. As part of the first application to the court, a company applies for permission to convene meeting(s) of its relevant stakeholders. This first application includes a description of the proposed arrangement. Any person may oppose the application by submitting to the court a written objection with affidavit within 21 days following the submission to the court. We filed this application with the Court with respect to the Arrangement on June 19, 2013 and received approval of this application on June 20, 2013.

When convening the meetings, the company is required to publish information and send notices regarding the convening of the creditors' meetings in accordance with the Regulations. A company is required under the Regulations to send to its significant creditors and significant shareholders, as applicable, the application for the proposed arrangement submitted to the court, the order of the court to convene the meetings, an instrument for the appointment of proxy and a form for voting by written ballot. According to the Court's decision on June 20, 2013, we are convening the Meeting and we are convening meetings of our Note Holders as mentioned above.

The second application to the court is made within 14 days from the date of the meetings at which an arrangement is approved in order to obtain court sanction of the arrangement. A company will be required to publish in newspapers and distribute in accordance with the Regulations a notice announcing the approval of an arrangement at the meetings. Any person may object to an arrangement by filing an objection and affidavit during the period of ten days following receipt of notice or, if such person has no right to receive notice pursuant to the Regulations, then ten days following publication, but in any event no later than five days prior to the date set by the court for a hearing to approve an arrangement, if any. We intend to file the second application with the Court on or around July 31, 2013.

Personal Interests of our Directors and Officers

Each of our officers and directors may be deemed to have a personal interest in the Arrangement due to the general release of claims in their favor contained therein.

As described above under "Terms of the Arrangement--Additional Provisions", the Arrangement includes certain provisions with respect to our debts to each of Mr. Tamir and Mr. Paneth. We do not believe that these provisions create a personal interest of either of them in the Arrangement.

Reasons for Approving the Arrangement and Potential Effects if the Arrangement is not Approved

We have suffered recurring losses as well as negative cash flows from operating activities in recent years and through the date of issuance of our financial statements for the year ended December 31, 2012, and the quarter ended March 31, 2013. As of March 31, 2013, we had a capital deficiency of $10.4 million. We are currently required to pay to our Note Holders approximately $12.0 million in July 2014 and approximately $4.2 million December 2017. There is signficant doubt as to our ability to continue as a going concern.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. However, the Strategic Investment Agreement is subject to significant closing conditions, including the closing of the Arrangement.  See "Background" above for more information. We entered into this transaction after holding dicussions with other interested parties and believe that this transaction is the best one achieveable by the Company.

If the Arrangement does not come into effect, we will not be able to close the Strategic Investment Agreement and our ability to commercialize our patents will be very limited as we do not have the knowledge or experience to do so ourselves.  As of May 31, 2013, we had a total of $3.4 million in cash and cash equivalents on our balance sheet (including restricted cash). Our Audit Committee and Board of Directors believe that the Strategic Investment Agreement and the Arrangement are in the best interests of the Company, including its creditors and shareholders. The Arrangement is intended to strengthen our balance sheet by reducing short-term debt and long-term debt and increasing shareholders' equity.

We believe that the Arrangement, which is the result of extensive discussions among the parties, provides us with the opportunity to continue our business with the lowest amount of disruption. If the Arrangement is not approved, we believe that a potential liquidation and the resulting cessation of our operations (discussed below) will significantly reduce our value. As a result, the assets and proceeds available for distribution to our Note Holders and shareholders would be expected to be greatly reduced. In addition, we believe a piecemeal sale of assets would not yield the highest value of our assets, which depend to a large extent on our operation as a going concern. Even a sale of our patents would not yield the best price achieveable because our engineers would probably no longer be available to assist the purchaser.

In addition, if the Arrangement does not come into effect, we may be forced to file a petition for a stay of proceedings under Section 350 of the Companies Law, liquidate our company or sell all or part of our assets or operations. In each of those events, there may be insufficient cash to pay the amounts due on the Notes and we may not be able to continue to operate as a going concern. In such event, it is likely that our Ordinary Shares would not have any value.

If the Arrangement does not come into effect, we also may be subject to suits of enforcement of our obligations to the Note Holders. In addition, if the Arrangement does not come into effect, our customers might try to terminate their contracts with us and withhold payments owed to us.  These events could have a material adverse effect on our financial condition.

In the event of either a liquidation or a sale of assets, besides the aggregate of approximately $16.4 million in principal amount (plus accrued interest) that would be owed to the Note Holders as of June 1, 2013, we would have to pay our other debts and obligations, which, consisted of: (i) payments to employees and related tax authorities in the amount of approximately $38,000, as of May 31, 2013, which is senior to our debt to the Note Holders, and approximately $1.1 million, as of March 31, 2013, which is not senior to our debt to the Note Holders, (ii) obligations to the OCS in the amount of approximately $745,000, as of March 31, 2013, and (iii) moneys owed to creditors and suppliers in the amount of approximately $425,000.

In addition, our liquidation would also lead to the insolvency of our subsidiary Orckit-Corrigent Ltd., whose research and development and marketing activities are funded by us. Orckit-Corrigent's debts and obligations, as of March 31, 2013, consisted of: (i) payments to employees and related tax authorities in the amount of approximately $1.2 million, of which approximately $243,000 is senior to our debt to the Note Holders, (ii) moneys owed to creditors and suppliers in the amount of approximately $516,000, and (iii) obligations to the OCS of approximately $495,000 owed to the OCS. Our subsidiaries also have outstanding bank guarantees in the amount of approximately $378,000. We estimate that our subsidiaries could be subject to claims of $1.3 million from customers for breach of contract.

As of March 31, 2013, the total liabilities of the Company to unsecured creditors was approximately $22.5 million.

Accordingly, we believe that, under the current circumstances, the Arrangement is in the best interests of the Company, including its creditors and shareholders.

Future Plans for the Company

As a result of our continuing losses and the uncertain economic climate around the world, we decreased our headcount in 2011. In 2012, after the disappointing level of conversions of our Notes to ordinary shares pursuant to the 2012 Arrangement, we further significantly decreased our headcount and vacated space.

Following the significant reductions in our headcount and budget in 2012, we do not have sufficient resources to develop new features required by our customers and prospective customers. We have completely abandoned the efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. As a result of the above and the downsizings, we are losing our competitive edge. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers.

We are working on an initial marketing specification for a new product and solution, but we currently lack the financial resources to develop it. We missed our target to complete the initial marketing specification for this project. Following the closing of the Arrangement and the Strategic Investment Agreement, we may or may not have sufficient funds to continue with the aforementioned plan. We will also seek other possible opportunies.

Risk Factors

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the risk factors set forth in Appendix A hereto could have a material adverse effect on our business, financial condition, cash flows and results of operations.  We suggest you read Appendix A carefully.

As discussed above, the Arrangement would result in significant dilution to the holdings of our shareholders.

The Ordinary Shares that may be issued to our Note Holders in the Arrangement will be freely tradable and warrants to be issued in the Arrangement will be fully exercisable for freely tradable Ordinary Shares, and the Note Holders may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our Ordinary Shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Where You Can Find More Information and Incorporation by Reference

If there are important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website.  However, since that date, we have been making all required filings with the SEC electronically.

In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm and post a copy on our website.  We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information. We also file annual, quarterly and immediate reports and other information in Hebrew with the ISA through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il. Information contained in such websites is not part of this proxy statement.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, Room 1580.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.  Information contained in such website is not part of this proxy statement.  You may also access the information we file electronically with the SEC through our website at www.orckit.com.  Our website does not form part of this proxy statement.

We incorporate by reference in this proxy statement, the documents listed below

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 29, 2013; and

•	our Report on Form 6-K filed with the SEC on May 29, 2013 (regarding our financial results for the three months ended March 31, 2013).

The information we incorporate by reference is an important part of this proxy statement.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this proxy statement, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to:

Orckit Communications Ltd.
126 Yigal Allon Street
Tel-Aviv 67443, Israel
Telephone:  (972) 3-696-2121

Required Approval

Pursuant to Section 350 of the Companies Law, the affirmative vote of a majority by number of the shareholders voting their shares in person or by proxy and holding at least 75% of the Ordinary Shares voting on the Arrangement, is required for the approval thereof. Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present in person or by proxy and voting on the matter is required for the proposed amendment to our Articles of Association. If the Arrangement does not come into effect, then the proposed amendment will not come into effect.

The Arrangement is also subject to approval of our Note Holders and other conditions listed above under "Terms of the Arrangement—Conditions Precedent". If the Arrangement is approved by the Note Holders but not by our shareholders, our Note Holders are expected to request that the Court approve the Arrangement (and the related amendments to our Articles of Association) notwithstanding the failure to secure approval by our shareholders, in light of our financial condition and the priority of creditors over shareholders under the principles of corporate law.

We may be required to separately count the votes of shareholders that have an interest in the Arrangement that differs from those of our shareholders, such as shareholders that also hold our Series A notes or Series B notes. Since it is highly unlikely that any of our U.S. public shareholders has a different interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a different interest in this proposal. If you have a different interest, please contact us to declare such interest at +972-3-694-5383 for instructions on how to vote your Ordinary Shares and indicate that you have a different interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Arrangement between the Company and its Series A note holders and Series B note holders, and the transactions contemplated thereby, including the amendment to the Articles of Association of the Company and expanding the maximum of size of our Board of Directors from seven to eight directors until November 11, 2014 (inclusive), all as set forth in the Company’s Proxy Statement, as may be modified prior to the final approval of the Court."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Compensation Policy for Directors and Officers

Background

Under a recent amendment to the Companies Law, we are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subordinate to the chief executive officer.  In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted.

Pursuant to the Companies Law, as amended, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, by no later than September 2013 and every three years thereafter.

The members of a compensation committee must satisfy certain independence qualifications under the Companies Law, and the chairman of the compensation committee is required to be an outside director. Our Compensation Committee currently consists of Messrs. Nir (Chairman), Arkin, Motil and Levinberg and Ms. Steinfeld.  On June 24, 2013, our Board of Directors approved, following the recommendation of the Compensation Committee on June 16, 2013, a Compensation Policy for Executive Officers and Directors (the "Compensation Policy" or the "Policy").

       In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, an Enlgish translation of which is attached hereto as Appendix B.

●
Objectives: To assist the Company in promoting its objectives and work plans and in providing proper incentives for its office holders to enhance the long-term financial value of the Company and its shareholders, as well as to attract quality high-level personnel while taking into account the Company's risk-management policy, its size and the nature of its operations, and the contribution of the office holder to the achievement of Company's objectives and the enhancement of its profits.

●	Compensation instruments: Include base salary, benefits and perquisites; cash bonuses; equity-based compensation; and/or retirement arrangements.

●
Ratio between fixed and variable compensation: Orckit aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based compensation), and the variable compensation granted to an office holder shall not exceed 75% of such office holder's total compensation for that year.

●
Inter-company compensation ratio: The Compensation Policy sets forth ratios between the compensation of office holders and the average and median compensation of the other employees of Orckit, to ensure that levels of executive compensation will not have a negative impact on labor relations in Orckit.

●	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites for office holders.

●	Cash bonuses: Orckit's policy is to allow annual cash bonuses, which may be awarded to office holders pursuant to the guidelines and criteria, including caps, set forth in the Policy.

●
"Clawback": In the event of an accounting restatement, Orckit shall be entitled to recover from office holders bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back, unless the amount subject to repayment is lower than 10% of the overall bonus for such year.

●
Equity-based compensation: Orckit's may provide equity-based compensation in the form of stock options and/or other forms of equity, which may be awarded to office holders pursuant to the guidelines  set forth in the Policy.

●	Severance arrangements: The Policy provides guidelines and criteria for determining severance arrangements of office holders, including caps thereon.

●
Indemnification, exculpation and insurance: The Policy permits providing office holders with indemnification, exculpation and insurance, as permitted by the Companies Law. In particular, the Policy contains specific guidelines for liability insurance covering office holders.

●	Directors: The Policy permits providing compensation to our directors in accordance with applicable regulations promulgated under the Companies Law.

●	Applicability: The Policy will apply to compensation agreements and arrangements which will be approved after the date on which the Policy is approved.

●	Review: The Compensation Committee and the Board of Directors shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

Required Approval

Pursuant to the Companies Law, the approval of the Compensation Policy requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed two percent of the outstanding voting power in the company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a "personal interest" in this matter. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact us to declare such interest at +972-3-694-5383 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Compensation Policy, in the form attached as Appendix B to the Company’s Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Eric Paneth Chairman of the Board Izhak Tamir Chief Executive Officer

Dated:  June 26, 2013

Appendix A

Risk Factors

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business and Industry

We have a significant amount of debt and require a significant amount of cash to fund our operating activities and repay our debt. There is substantial doubt as to our ability to continue as a going concern, and our note holders are considering to initiate liquidation proceedings.

We used cash in our operating activities in the amount of $31.2 million in 2010, $16.5 million in 2011 and $7.8 million in 2012. We expect to consume cash in our operating activities in 2013. As of December 31, 2012, the total amount of our cash and cash equivalents amounted to approximately $3.2 million (including $0.35 million of restricted cash) and we had a capital deficiency in the amount of $8.4 million.

Pursuant to the arrangement between us and the holders of our NIS-denominated Series A convertible notes and our Series B convertible notes under Section 350 of the Israeli Companies Law 5759-1999, which became effective on July 2, 2012, or the Arrangement, only an aggregate of approximately $3.5 million principal amount of these notes were converted into equity (8,246,044 of our ordinary shares). As of December 31, 2012, we had outstanding Series A notes and Series B notes in the aggregate principal amounts of approximately $10.8 million and $4.4 million, respectively.  We paid our note holders approximately $1.3 million in April 2, 2013.

We are required to pay our note holders approximately 11.8 million in July 2014 and approximately $4.2 million in December 2017 (not including interest and CPI adjustments).  We will require additional financing and a significant improvement in our results of operations if we are to be able to operate our business and make all required payments to our note holders. The agreement with Networks3 described below in the next risk factor is subject to significant conditions and there is no assurance that the transactions contemplated by this agreement will be consummated. These facts raise substantial doubt as to our ability to continue as a going concern, and our audited financial statements for the year ended December 31, 2012 include an explanatory paragraph to this effect by our independent registered public accounting firm.

In addition, during the week of April 28, 2013, our Series A note holders are holding a vote on a proposal to authorize the trustee of such notes to initiate legal proceedings against us and our office holders, including a proceeding for involuntary liquidation, and a proposal to demand that we immediately redeem the secured promissory notes in the aggregate principal amount of $5.0 million that we issued to funds affiliated with Hudson Bay Capital.

In addition, if the value of the NIS compared to the U.S. dollar increases, the U.S. dollar value of the principal amount of both series of our convertible notes would also increase.  We may be unable to repay the principal amount of the notes when due.  If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on these notes, we will be in default under the respective trust agreements governing the notes which could, in turn, cause defaults under any other future indebtedness.

The amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business; making us more vulnerable to a downturn in our business and the economy generally;

•	requiring us to apply all or a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures;

•	leading our suppliers to require advance payments, thereby harming our cash flows;

•	harming our financial condition and results of operations; and

•	resulting in our liquidation, in which case our ordinary shares will have no value.

In particular, our customers and potential customers could be deterred from doing business with us out of a concern about our weak financial condition.  For example, in 2012, during the lengthy approval process for the Arrangement, a number of telecommunication providers deferred making business commitments to us pending the implementation of the Arrangement, and when only a small amount of notes were converted into equity pursuant to the Arrangement, they decided not to proceed with us.  A painful example of this was KDDI, a Tier 1 customer in Japan, to whom we sold more than $200 million of our CM-100 network element, primarily in 2005. In 2011, we presented to KDDI our new technology that was expected to enable KDDI to upgrade old network elements in a cost-efficient manner, without replacing existing infrastructure.  This project, if implemented, could have generated a significant amount of revenues for us over the life of the network. However, KDDI had notified us that their decision to award this project to us was subject to the successful conclusion of a financial restructuring, and after the disappointing implementation of the Arrangement they decided not to award us this project.

We need additional financing to operate our business and repay our debt.

We need to raise additional capital to operate our business and repay our debt. The substantial cash required to fund our operating activities and repay our outstanding notes could impede our ability to operate successfully and to invest in our business. We have not generated cash from operations during any of the years in the period from 2007 through 2012. We need to raise equity or debt, commercialize our intellectual property, or do a combination of these transactions. The high amount of our debt, even after the implementation of the Arrangement, has discouraged prospective investors from investing in our equity. We may not be able to obtain additional financing on acceptable terms or at all. This would inhibit our ability to operate our business. Our financial condition has already forced us to significantly curtail our operations in 2012. If we are unable to obtain adequate funds on reasonable terms, we may be required to further curtail operations significantly or obtain funds by entering into financing agreements on unattractive terms, which could adversely affect our results of operations and our ability to operate. If we issue ordinary shares to new investors, especially given the low prevailing market prices of our ordinary shares, our shareholders will be significantly diluted.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. However, the Strategic Investment Agreement is subject to significant closing conditions, including the retirement of our Series A notes and Series B notes, which would require a court-approved arrangement pursuant to Section 350 of the Israeli Companies Law, and the approval of the Office of the Chief Scientist on terms satisfactory to Networks3, and there is no assurance that the transactions contemplated by this agreement will be consummated. See Item 10.C – "Additional Information-Material Contracts-Patent and Financing Transactions" of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 ("2012 Annual Report"). Any such arrangement would involve the payment to our note holders of cash and other assets and the issuance of equity securities.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We incurred operating losses of approximately $32 million in 2007, $34 million in 2008, $25 million in 2009, $25 million in 2010, $16 million in 2011 and $7 million in 2012. We also incurred significant net losses in each of those years and expect to incur a net loss in 2013. We cannot be sure that we will be able to become profitable.

We have recently made significant reductions in our personnel in order to preserve our cash.  This prevents us from being awarded large contracts with Tier 1 customers and could harm our ability to attract and support other customers, as well.

In 2011 and in multiple stages in 2012, in order to reduce our cash expenditures, we decreased our expenses, mainly by reducing our headcount, in all areas, including research and development, sales and marketing and customer support. We have also reduced our administrative headcount, thereby increasing the administrative responsibilities of the remaining employees.  There is no assurance that the reduction in these expenses will improve our results of operations. The reduction in these expenses means that we no longer have the capacity to compete in tenders for projects with Tier 1 customers, and we have no ability to support projects of this scope.  It could also materially harm our ability to attract new Tier 2 customers and satisfy our existing customers. If we fail to satisfy our customers, we could face legal claims for breach of our maintenance and support obligations.

Recent and future economic conditions, may adversely affect our business.

The current economic and credit environment is having a negative impact on business around the world.  The impact of these conditions on the technology industry and our major current and potential customers has been severe.

Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our current and potential significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products, the inability or failure on their part to meet their payment obligations to us and the cancellation or reduction of future projects, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balances, and could require us to assume greater credit risk relating to that customer’s receivables or limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers. The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which has remained a significant customer.  Approximately 23.1% of our revenues in 2010, 16.6% of our revenues in 2011 and 25.3% of our revenues in 2012 were derived from sales of CM-100 metro products and services to KDDI. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2011. Deployments and revenues from KDDI for 2013 will be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made and is not expected to make purchases of this product. In 2012, KDDI decided not to award a large upgrade project to us due to our weak financial condition. Moreover, as part of our cost-cutting program in 2012, after KDDI and its distributor did not agree to our request to increase their maintenance payments to us, we terminated the employment of most of the employees who were experts in the CM-100, closed our office in Japan and stopped issuing invoices for support services to the distributor. This resulted in a significant reduction in our overall maintenance revenues and could harm our ability to generate additional sales from KDDI. We do not know for how long a period of time KDDI will continue to purchase the CM-100 from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of purchases by KDDI.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 6.6% of our revenues in 2010, 2.6% of our revenues in 2011 and 3.1% of our revenues in 2012. The cable operator that is the ultimate user of our products has decided to build its own network structure. Accordingly, our revenues from Media Broadcast are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to continue to be low. We do not know for how long a period of time Media Broadcast will continue to purchase services from us.

In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $5.9 million of revenues in 2010, which represented 40.0% of our revenues in 2010, approximately $2.6 million of revenues in 2011, which represented 16.8% of our revenues in 2011, and approximately $0.2 million of revenues in 2012, which represented 1.2% of our revenues in 2012. We had expected to receive a follow-on order from BSNL in an amount of 381 million Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd., a local OEM channel. Since then, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  As a result, we wrote off approximately $550,000 of inventory in our 2012 financial results.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet as their main network infrastructure building block. The CM-4000 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4000 and their existing equipment was a requirement that enabled MetroNet to continue delivery of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4000 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008.  Sales to Metronet increased significantly thereafter and constituted 3.7% of our revenues in 2010, 6.7% of our revenues in 2011 and 13.4% of our revenues in 2012. We cannot be sure that this customer will continue to purchase our products to the same extent, if at all.

In late 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Sales to this customer represented 9.3% of our revenues in 2010, 23.1% of our revenues in 2011 and 10.2% of our revenues in 2012. We cannot be sure that this customer will continue to purchase our products.

We have a business collaboration arrangement with 3M Services to distribute our CM-4000 packet transport gears, which led to the selection of our CM-4000 product by several new customers, most of which are regional operators in Germany. Sales to 3M accounted for 6.7% of our revenues in 2010, 18.6% of our revenues in 2011 and 25.6% of our revenues in 2012. In March 2013, 3M Services informed us that one of its customers to whom we sold products that later became the subject of a recall is preparing to file a lawsuit against 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us. 3M Services informed us, in turn, that it reserves its right to sue us in connection with this matter.  We cannot be sure that this company will continue to distribute our products to the same extent, if at all.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence will continue in 2013 and beyond. Demand for CM products will likely decline because we stopped the development of Layer-3 functionality as a result of our cost reductions, which is causing us to lose our competitive edge.  We do not have sufficient resources to develop new features required by our customers and prospective customers and have completely abandoned our efforts to win Tier 1 customers. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. There is no assurance that customers will continue to purchase our products or that they will not choose another vendor. The loss of 3M or Metronet as a customer or the loss or a significant decrease in revenues from 3M or Metronet would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

We need to make sales to additional customers of our existing products and to develop additional new products and solutions in order to become profitable.

We need to make sales to additional customers and to develop additional products and solutions in order to become profitable. Since 2004, the significant majority of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed and accounted for the majority of our revenues in 2010, 2011 and 2012. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers. If we do not receive significant product orders, our results of operations will be materially adversely affected and we may not be able to become profitable.  While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.  Even if we succeed in funding the development of this new project, initial sales of the products would not generate revenue before July 2014, when the final payments to our Series A note holders are due.

We depend on third party distributors for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., our sales of products to SK Broadband are made through Global Telecom, our sales of products to BSNL are made through ITI Ltd. and Alphion Corporation, both distributors in India, as well as through an additional OEM channel, and our sales in Germany are currently made mainly through 3M Services. We also make sales through distributors for other smaller scale customers. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI, SK Broadband, Media Broadcast BSNL and by the customers of 3M. We have limited experience with respect to the purchasing patterns of other newer customers as well. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

A substantial amount of our shipments are currently made in countries in which we have limited experience in selling and servicing metro products. This lack of experience could materially adversely impact our results of operations.

In 2008, a substantial portion of our shipments was to Germany. In 2009, a substantial portion of our shipments was to Korea, and, in late 2009, we began to make shipments of our metro products to India and a country in Scandinavia. Telecommunication equipment sales in these countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

Service applications that drive the demand for our metro telecommunication products are related to the offering of data and video services and their associated infrastructure, such as mobile backhauling, mobile broadband, video-on-demand, HDTV, and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States, parts of Europe and Latin America, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecommunication carriers in the access and metro networks. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide these services. Thus, even if the demand for these services increases, we cannot be sure that this increased demand will result in increased sales of our products.

Our future revenues will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements. We currently do not have sufficient resources to develop new products, features or solutions.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new product features. These development projects require us to expend significant time and resources, usually before we are selected as a supplier and without any assurance that we will be selected if we develop the requested products or features. Following the significant reductions in our headcount and budget in 2012, we do not have sufficient resources to develop new features required by our customers and prospective customers. We have completely abandoned the efforts to win Tier 1 customers. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.

Our future growth will depend upon the development of new products and solutions.

While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.  Even if we succeed in funding the development of this new project, initial sales of the products would not generate revenue before July 2014, when the final payments to our Series A note holders are due. Our future success depends on the acceptance of our new product by the target customers and the development of the market. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with customers must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

 We may not be able to keep pace with emerging industry standards for our existing products. This could make these products more costly or unacceptable to potential customers and may make them obsolete in the near future.

Industry-wide standards for MPLS, MPLS-TP, PWE and synchronization, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. Until mid-2012, we spent significant resources to support these standards and evaluate new requirements as they were proposed by industry working groups, but we are unable to continue to do so due to our financial condition. The failure to support evolving standards will limit acceptance of our products. Since these products are integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. Accordingly, our inability to keep pace with emerging industry standards could make these products more costly or unacceptable to potential customers and may make them obsolete in the near future.

Because telecommunication companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

Before telecommunication companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

The following factors, among others, affect the length of the approval process:

•	the time required for telecommunication companies to determine and publish specifications;

•	the technological priorities and budgets of telecommunication companies;

•	product acceptance tests; and

•	the regulatory requirements applicable to telephone companies.

Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunication products, we must continually develop and market new products and product enhancements while reducing production costs. We currently lack sufficient resources to develop new products and product enhancements.

The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telecommunication companies.

Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. Due to our financial condition, we do not expect to be able to respond effectively to technological changes or new product introductions by others or to try to develop or market new products.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the United States, Western Europe or Israel, has increased and could further increase competition and price pressure for our products. In addition, manufacturers of telecommunication equipment in China are attempting to leverage their success in supplying telecommunication equipment to local carriers in Asia and market and sell their products outside China.

The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Inc., Fujitsu, Hitachi, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, Tellabs, UTStarcom and ZTE.

Government regulation of telecommunication companies could adversely affect the demand for our products.

Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecommunication carriers, including for the scope of content, service packages and tariffs.  Telecommunication companies in markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies.  Changes in laws or regulations in Japan, the United States, Korea, India, Latin America, Germany, the rest of Europe or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

We currently use one subcontractor to manufacture and assemble our products, source components and provide other services. In addition, some of our suppliers are sole suppliers. Our business could suffer if we cannot retain or replace our sole subcontractor or a sole supplier.

We currently use one subcontractor for product assembly, component sourcing, inventory warehousing, testing and shipment. As a result, we are highly dependent on this subcontractor.  In addition, some of the components used in our products are purchased, by us or by our subcontractor, from suppliers that are the sole source of such components.

We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractor. Our reliance on one subcontractor and on third-party suppliers involves several risks, including:

•	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

•	the unavailability of, or interruption in access to, certain process technologies;

•	reduced control over product quality, delivery, schedules, manufacturing yields and costs; and

•	higher per unit prices we could be charged for the manufacturing services we purchase based on the amount of services purchased.

Shortages of raw materials or production capacity constraints at our suppliers or subcontractor could negatively affect our ability to meet product delivery obligations and result in increased costs for affected products that we may not be able to recover.  Use of a subcontractor also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

In order to have an adequate supply of components with a long lead-time for delivery, we may order significant quantities of components in advance of receiving a purchase order from a customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if our major subcontractor were unwilling or unable to provide us with key components.

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that require us to use components based on environmentally friendly materials. Compliance with these regulations has increased our costs and is expected to continue to increase our costs.  Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunication industry regulations requiring the use of environmentally-friendly materials in telecommunication equipment. For example, pursuant to a European Union directive, telecommunication equipment suppliers were required to eliminate lead solders from their products (the “RoHs6 regulations”). Although we believe that we are in compliance with the RoHs6 regulations, the tests for compliance with these regulations are limited in their ability to fully ensure compliance. If, in spite of the tests performed, we are not in compliance with these regulations, it could harm our ability to sell our products in Europe and in any other countries that may adopt these regulations. In addition, we have not tested all of our products for RoHs compliance. We have relied on the results for products tested in deciding not to test all of our products. If products that we elected not to test are found not to be compliant with these regulations, it could harm our ability to sell the products that are not compliant.

Compliance with these regulations, especially with respect to the requirement that products be lead free, as well as additional regulations that are likely to apply in the future, requires us to undertake significant expense with respect to the re-design of our products. This could also result in part or all of our inventory becoming obsolete. We may also be required to pay higher prices for components that comply with these regulations. In addition, such regulations could reduce our production yield and decrease our gross margin. We may not be able to pass these higher component costs and the cost of the decrease in production yield on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to comply with such regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with such regulations has increased our product design costs and could continue to increase these costs.

Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls, especially after our cost-cutting measures in 2012.

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations. In addition, in certain circumstances, a deterioration of our financial condition could give rise to warranty claims or rights to terminate agreements and return our equipment, which would further harm our financial condition. This risk is more acute after the reduction of our customer support personnel as part of our cost-cutting measures in 2012. In fact, during the first quarter of 2013, we commenced a global product recall of one our products that was marketed in 2012 and are in the process of replacing approximately 250 units.  In March 2013, 3M Services informed us that one of its customers to whom we sold products that later became the subject of such recall is preparing to file a lawsuit against 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us. 3M Services informed us that it reserves its right to sue us, in turn, in connection with this matter.

We are subject to international business risks.

We sell and market our CM-4000 products internationally, in Japan, Korea, India and other countries in Asia, Latin America and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	compliance with foreign laws and regulations;

•	staffing and managing foreign operations;

•	import or currency control restrictions;

•	burdens that may be imposed by tariffs and other trade barriers;

•	local and international taxation;

•	increased risk of collections;

•	transportation delays;

•	seasonal reduction of business activities; and

•	political and economic factors, as well as natural disasters, that may adversely affect our customers and potential customers.

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business could be harmed.

Our growth and future success largely depends on the managerial and technical skills of Eric Paneth, our Chairman of the Board, Izhak Tamir, our Chief Executive Officer, and four other members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees. In 2011 and 2012, we once again reduced our expenses, primarily as a result of reductions in personnel. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  We have filed U.S. and international patent applications covering certain of our technologies. To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

There is a risk that we may violate the proprietary rights of others.

We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunication industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We indemnify our customers with respect to infringement of third party proprietary rights by our products. Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We face foreign exchange currency risks.

We operate in a number of territories and typically our prices are determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS, Rupee and Euro. A major part of our expenses are denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. The majority of our salaries are also paid in NIS.  We currently do not use hedge instruments.

We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. Since our sales prices to KDDI are determined in Yen, based on currency exchange rates that prevailed in prior years, an increase in the value of the U.S. dollar against the Yen would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2010, the value of the U.S. dollar significantly decreased against the Yen, and in 2011, the value of the U.S dollar slightly decreased against the Yen. In 2012, the value of the U.S dollar slightly increased against the Yen.

Since some of our sales prices in Europe are linked to the Euro, an increase in the value of the U.S. dollar against the Euro would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2010, the value of the U.S. dollar increased slightly against the Euro, and in 2011 through 2012, the value of the U.S. dollar slightly increased against the Euro. Since our salary and other expenses are denominated in NIS, a decrease in the value of the U.S. dollar against the NIS would cause us to recognize higher dollar expenses in our financial statements. In 2010, the value of the U.S. dollar decreased against the NIS, and in 2011 through 2012, the value of the U.S. dollar increased against the NIS.

Our sales in India are currently denominated in U.S. dollars. However, we cannot be sure that future sales in India, if any, will be in U.S. dollars. If future sales in India are made in Indian Rupees and the value of the U.S. dollar against the Indian Rupee should decrease, it would cause a decrease in the revenues reported in our financial statements and adversely affect our results of operations.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, Germany, Korea, India, Mexico and a country in Scandinavia, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in 2007, Hamas, an Islamist movement responsible for many attacks against Israelis, took control of the Gaza Strip.  Recent political events in various countries in the Middle East have weakened the stability of those countries, resulting in violence and the strengthening of extremists. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

The future of relations between Israel and the Palestinian Authority is uncertain. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of recent uprisings, political instability or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities or anti-Israel sentiment.  This may also seriously harm our operating results, financial condition and the ability to expand our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Most of our male employees in Israel are obligated to perform military reserve duty from time to time. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice.  The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Our results of operations may be adversely affected by inflation rates in Israel.

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, Rupee and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3%, while inflation in 2012 increased by 1.6%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, while inflation in 2011 increased by 2.2%, and in 2010, the value of the U.S. dollar decreased in relation to the NIS by 6.0%, while inflation increased by 2.7%. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2012, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation to the Series A notes and Series B notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that may be reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel, which limits our ability to commercialize our intellectual property

Since our inception, we have relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive from the Israeli government in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.6 million in 2010, $3.2 million in 2011 and $2.7 million in 2012.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, we may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the knowhow developed with these grants. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. If we cancel additional projects, the OCS may demand the repayment of grants we received in the past. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations. As of December 31, 2012, our total contingent royalties to the OCS is approximately $18 million.  The position of the OCS is that we would be required to pay at least this amount if we were to transfer our technology outside Israel. If the OCS does not modify this position, our proposed patent sale to Networks3 will not be economically viable and will not be consummated.

The tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We are entitled to certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, our tax benefits could be reduced or canceled.

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel,” and “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in our 2012 Annual Report, and Note 8a to the financial statements for the year ended December 31, 2012, included in our 2012 Annual Report.

It may be difficult to enforce a U.S. judgment against us and our officers and directors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers may be difficult to effect in the United States because all these parties reside outside the United States. Any judgment obtained in the United States against such parties may not be collectible in the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

Provisions of Israeli law may delay, prevent or make an acquisition of us more difficult, which could depress our share price.

The Israeli Companies Law, 5759-1999, or the Companies Law, generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

The described restrictions could prevent or make more difficult an acquisition of Orckit, which could depress our share price.

Risks Relating to the Ownership of our Ordinary Shares

We need to effect another arrangement with the holders of our Series A notes and Series B notes as a condition to closing the patent and financing transaction with Networks3.  If such an arrangement is effected, our shareholders are expected to experience significant dilution as a result of the exchange of our notes for ordinary shares under the terms of the proposed arrangement.

According to the terms of the arrangement proposed by us, the Series A notes and the Series B notes would be extinguished in exchange for cash, ordinary shares, warrants to purchase ordinary shares, and our shares in Networks3. While we cannot predict the number of equity securities that would be issued in connection with the arrangement, such an arrangement would result in significant dilution of the holdings of our shareholders.

The ordinary shares that may be issued to our note holders in such an arrangement will be freely tradable, and the note holders may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The trading market for our ordinary shares has low liquidity, which could make it difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares currently are quoted on the OTCQB, an inter-dealer quotation service operated by OTC Markets Group for companies that are current in their SEC reporting obligations. There are no financial or qualitative standards to be traded on this platform. Currently, we do not meet the initial listing conditions of the NASDAQ Stock Market. The market for shares quoted on the OTCQB is typically less liquid than that for shares listed on the NASDAQ Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts, which could also adversely affect our ability to raise future capital through the sale of our ordinary shares.

We have recently started filings reports in Israel in accordance with the Israeli securities regulations. These regulations require additional costs and management attention and could result in sanctions.

In addition to the OTCQB, our ordinary shares are listed on the Tel Aviv Stock Exchange, or the TASE. For so long as our ordinary shares were listed on the NASDAQ Stock Market, we filed a copy of each SEC report with the Israel Securities Authority and were not required to file additional reports under the Israeli securities regulations.  However, following our delisting from the NASDAQ Stock Market, the Israel Securities Authority demanded that we start to file reports pursuant to the Israeli securities regulations. While we do not concur with the Israel Securities Authority's interpretation of the law, we agreed to start filing such reports.  This entails additional management attention, increased legal and accounting expenses and enhanced exposure to sanctions for possible violations of Israeli securities laws. Among these requirements, is the preparation of our financial statements in accordance with International Financial Reporting Standards, rather than U.S. GAAP, which will require us to retain and pay additional accounting consultants.  This, in addition to the resignation of our Controller in January 2013, has increased the time and attention required of Izhak Tamir, who serves as both our Chief Executive Officer and Chief Financial Officer, for financial reporting matters.

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006, 2010, 2011 and 2012, we believe that we would not be deemed to have been a PFIC. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

U.S. residents should carefully read “Item 10.E - Taxation – United States Federal Income Tax Considerations” in our 2012 Annual Report for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not satisfy all the conditions for continued listing on the TASE.  If we are unsuccessful in regaining compliance, the TASE may transfer our shares to the maintenance list.

On January 21, 2013, we received a notice from the TASE that our shareholders' equity as of September 30, 2012, which was a deficit of $8.2 million, failed to meet the minimum requirement under the TASE Bylaws, which is NIS 2.0 million (approximately $500,000 based on the U.S. Dollar/NIS exchange rate at that time).  We have until June 30, 2013 to satisfy the TASE's minimum shareholders' equity requirement.  In the event that we fail to do so, the TASE will consider transferring our ordinary shares to the maintenance list. Trading on the maintenance list is more limited than on the main list of the TASE.

We do not intend to pay cash dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

One shareholder who is also our Chief Executive Officer may be able to control us.

As of December 31, 2012, Izhak Tamir, our Chief Executive Officer, Chief Financial Officer and a member of our Board of Directors, beneficially owned an aggregate of 4,850,409 ordinary shares, representing 15.6% of our outstanding ordinary shares, including 4,747,409 ordinary shares, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

Currently, Mr. Tamir is not party to a shareholders’ agreement with other shareholders. However, if Mr. Tamir acts together with other shareholders, together they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by him.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders.  These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2014, unless our Board takes action to amend the expiration date.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit.

In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect a director.  These requirements could also delay or prevent a change of control of our company.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2008 through December 31, 2012, our share price has fluctuated from a low of $0.14 to a high of $8.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	changes in the conversion prices of our convertible notes, as occurred pursuant to the Arrangement and as our note holders request from time to time;

•	announcements concerning us, our competitors or telecommunication companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	acquiring a new customer or losing a customer;

•	problems with our products that are installed in customer networks;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances;

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances; and

•	actions taken by us or by others in respect of our convertible notes.

Other factors could also impact our results. Therefore, the results of past periods may not be relied on as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline.

Investors may experience significant dilution as a result of financing transactions or the issuance of ordinary shares under outstanding securities convertible into or exercisable for our ordinary shares or the sale of shares under our Standby Equity Purchase Agreement.

As discussed above, we need to raise additional capital to operate our business and repay our debt beyond April 2013. We may not be able to obtain additional financing on acceptable terms or at all. If we are unable to obtain adequate funds on reasonable terms, we may be required to further curtail operations significantly or obtain funds by entering into financing agreements on unattractive terms. If we issue ordinary shares to new investors, especially given the low prevailing market prices of our ordinary shares, the ownership stake of our existing shareholders will be significantly diluted.

In addition, we may issue additional ordinary shares upon the conversion or exercise of our outstanding stock options, warrants and convertible subordinated notes, and other rights to acquire our ordinary shares.  Specifically, as of December 31, 2012, our Series A notes were convertible at a price of NIS7.61 per share into an aggregate of 5,326,823 ordinary shares, and our Series B notes were convertible at a price of NIS7.61 per share into an aggregate of 2,173,825 ordinary shares. Representatives of our Series A notes have requested that we consider lowering the conversion prices of such notes.  As of that date, we also had outstanding stock options to acquire an aggregate of 9,131,872 ordinary shares at exercise prices ranging from $0.010 to $11.46 per share and warrants to acquire an aggregate of 2,529,771 ordinary shares at exercise prices ranging from 3.50 to $5.66 per share. The issuance of ordinary shares upon the conversion or exercise of such securities will dilute our shareholders' ownership stake.

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that over a commitment period of up to three years and upon the terms and subject to the conditions set forth therein, YA Global is committed, on our request, to purchase up to $10 million of our ordinary shares in multiple tranches at a price equal to 95.5% of the lowest daily volume weighted average price of our ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice, subject to restrictions that YA Global ownership of our shares will not exceed 4.99% and that shares are not purchased in an amount exceeding $500,000 per week. While we have not as yet requested that shares be purchased under the SEPA, we might choose to do so in the future, although our delisting from NASDAQ, the low prevailing market prices and trading volume of our ordinary shares may preclude this possibility. The sale of our ordinary shares pursuant to the SEPA would result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEPA would be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we would issue would vary, perhaps significantly, with the market price of our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. In addition, the ordinary shares that may be purchased by YA Global under the SEPA would be freely tradable, and YA Global may promptly resell the shares we agree to issue to them under the SEPA in the public markets. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. To the extent our share price declines, any advances requested by us under the SEPA would require the issuance of a greater number of ordinary shares to YA Global to raise a given dollar amount for us. This may result in significant dilution to our shareholders. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on OTCQB and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on OTCQB and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli company subject to U.S. federal securities laws and Israeli securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations, Israeli securities regulations and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results.

Appendix B

ORCKIT COMMUNICATIONS LTD.

Compensation Policy for Office Holders

Table of Contents

A.	Overview and Principles of the Compensation Policy

B.	Base Salary and Benefits

C.	Cash Bonuses

D.	Equity-Based Compensation

E.	Retirement Arrangements

F.	Director Compensation

G.	Exculpation, Indemnification and Insurance

*NOTE: THIS IS AN ENGLISH TRANSLATION FOR CONVENIENCE PURPOSES ONLY.  THE HEBREW VERSION IS THE BINDING VERSION OF THE COMPENSATION POLICY, AND SHALL PREVAIL AND SUPERSEDE THIS ENGLISH TRANSLATION FOR ALL PURPOSES AND IN ALL RESPECTS IN THE EVENT OF ANY DISCREPANCY OR INCONSISTENCY BETWEEN THE TWO.*

A. Overview and Objectives of the Compensation Policy

1.	Introduction

1.1
This document is designed to define, describe and set forth the Compensation Policy of Orckit Communications Ltd. ("Orckit" or the "Company") for the compensation of directors and executive officers of the Company (the "Office Holders").

1.2	The Compensation Policy has been prepared in accordance with the provisions of Section 267A of the Companies Law 5759– 1999 (the "Companies Law").

2.	Effectiveness of the Compensation Policy and amendments thereto

2.1
The Compensation Policy for Office Holders was approved by the Compensation Committee on June 16, 2013, by the Board of Directors of the Company on June 24, 2013 and by the General Meeting of the Shareholders of the Company on [_____ __, ____].

2.2	The Compensation Policy shall be adjusted and approved from time to time according to the Company's discretion and applicable law.

2.3
Without derogating from the aforesaid, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and assess whether adjustments are necessary in order for it to comply with the provisions of the Companies Law, in light of any material developments that might have occurred since the time the Compensation Policy was adopted, or for any other reason;

2.4	This Compensation Policy shall apply to compensation agreements and arrangements that will be approved from the date on which this Compensation Policy is approved by the Company's shareholders.

2.5
Office Holders of the Company shall be entitled to compensation set forth in this Compensation Policy only upon a decision to grant such compensation and the specific approval of such decision by the requisite corporate bodies of the Company in accordance with applicable law.

3.	Principles of the Compensation Policy

3.1
The Compensation Policy is designed to assist the Company in promoting its objectives and work plans, and in providing proper incentives for its Office Holders to enhance the long-term financial value of the Company and its shareholders, while taking into consideration, among other things, the Company's risk-management policy, its size and the nature of its operations, and the contribution of the Office Holder to the achievement of Company's objectives and the increase of its profits.

3.2
The compensation shall be determined in a manner that will preserve the competitiveness of the Company in recruiting and retaining quality personnel for senior management positions, while taking into account, among other factors, the compensation levels in the market.

3.3	The compensation shall be determined in a manner that will preserve the proper employment relations in the Company.

4.	Company compensation instruments

4.1	Base salary, benefits and perquisites;

4.2	Cash bonuses;

4.3	Equity-based compensation;

4.4	Retirement arrangements.

5.	Ratio between fixed and variable compensation

5.1	Upon determining Office Holder's overall compensation, the ratio between the fixed components and the variable components shall be considered.

5.2
The proportion of the variable components1 out of the total annual compensation paid to an Office Holder in any year shall not exceed 75%, and may vary from one Office Holder to another. It is understood that in a year in which the goals were not achieved, the proportion of the variable compensation will be lower.

6.	Ratio between overall compensation of Office Holders and the salary of the other employees of the Company

6.1
The Office Holders at the date on which this Compensation Policy is adopted are the Chairman of the Board, the other members of the Board of Directors, the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Company's Vice Presidents of sales, development and operations.

1 The value of equity-based compensation shall be calculated as specified in Section 14.1 below.

6.2
In the process of preparing this Compensation Policy, the ratio between total compensation of the Office Holders and the fixed compensation of the Office Holders and the salary of the other employees of the Company (including subcontractors), and specifically the average salary and median salary of the other employees (including subcontractors), was examined, and the effect of such ratio on the labor relations in the Company was examined.

6.3
At the time of adoption of the Compensation Policy, the ratio between the total compensation of the Office Holders and the total compensation (average and median) for all other employees (including contract workers) is as follows:2

6.3.1	The annual compensation package of the CEO of the Company in relation to the average of all other employees - 5:1

6.3.2	The annual compensation package of the CEO of the Company in relation to the median of all other employees - 9:1

6.3.3	The average annual compensation package of the Vice Presidents of the Company in relation to the average of all other employees – 18:1

6.3.4	The average annual compensation package of the Vice Presidents of the Company in relation to the median of all other employees – 10:1

6.4	At the time of approval of the specific compensation of an Office Holder, the effect of such compensation on the proper labor relations in the Company shall be examined in light of the above ratios.

B. Base Salary and Benefits

7.	Principles for the determination, reassessment and adjustment of the base salary

7.1
The base salary of the Office Holder shall be individually determined according to his role, type of activity, scope of responsibility, job capacity, seniority and prior employment agreements. In addition, the educational background, skills, expertise, prior professional experience and achievements of the Office Holder shall be taken into account.

7.2	If needed, as an additional helpful tool in determining an Officer Holder's base salary, a comparison shall be made to the compensation level for similar positions in similar companies.

7.3
To the extent that such a comparison is used, the companies that will be selected for the comparison (with respect to which complete and reliable data regarding the salary of Office Holders can be obtained) will be those that comply with as many as possible of the following criteria, according to available public information:

2 The value of equity-based compensation shall be calculated as specified in Section 14.1 below.

7.3.1	Companies in the business of technology and/or communications and/or other business fields that are as similar as possible to that of the Company's;

7.3.2	Companies whose level of investment in research and development is similar to that of the Company's.

7.3.3	Companies that are similar to the Company from the standpoint of leading financial indicators.

7.4	Such comparison shall refer to all compensation instruments and shall include, among other things, the following (to the extent the data is available):

7.4.1	The range of the base salary and benefits for similar positions;

7.4.2	The range of annual cash bonuses; and

7.4.3	The range of equity-based compensation.

7.5	In any case, the monthly fixed salary paid to the Office Holders shall not exceed:

7.5.1	For the CEO - NIS 225,000.

7.5.2	For other Office Holders - NIS 75,000.

7.6	The fixed monthly salary paid to Company's Office Holders may be linked to the consumer price index.

7.7
For purposes of the Company's long-term retention of its Office Holders, the fixed salary of the Office Holders shall be revaluated from time to time, and if necessary, compared to the relevant market for similar positions. If necessary, a proposal for the adjustment of the salary of Office Holders (or some of them) shall be prepared and brought to the approval of the Company's authorized corporate bodies.

7.8	In addition, upon joining the Company, an Office Holder may be entitled to a one time signing bonus in the form of cash or equity-based compensation.

8.	Benefits

8.1
The Office Holders in the Company may be entitled to social benefits and perquisites pursuant to law and comparable with customary practice of the Company and other companies in similar fields as the Company's, such as vacation days, sick days, education fund, other contributions (pension fund or manager's insurance), severance pay, disability insurance, convalescence pay, etc.

8.2
In addition, the Office Holders may be entitled to additional benefits in accordance with the Company's customary practice and that of other similar companies, including car, phone, communication and computer, contributions to education, reimbursement for room and board, journals, reimbursement business expenses and continuing professional education, grossing up, etc. Such additional benefits shall not exceed 20% of the fixed salary.

C. Annual Bonus

9.	Computation of an Office Holder's cash bonus

9.1	CEO

9.1.1
The CEO of the Company shall be entitled to an annual bonus which will be determined in part by a percentage of the Company's income (not to exceed 1.5% of the Company's income in a given year) and a percentage of the Company's revenues (not to exceed 0.5% of the Company's revenues in a given year).

9.1.2	In any event, the annual bonus of the CEO in any given year shall not exceed the amount of the CEO's annual salary.

9.2	Office Holders—Sales Department

9.2.1	Office Holders in the sales department shall be entitled to an annual bonus which will be equal to a certain percentage of the Company's sales revenues.

9.2.2	In any event, the annual bonus for an Office Holder in the sales department for any given year shall not exceed the amount of his annual salary.

9.3	Office Holders—Non-Sales Department

9.3.1	The Company's other Office Holders (i.e., other than the CEO and those in the Sales Department) may be eligible to receive an annual bonus equal to a certain percentage of the Company's income.

9.3.2	In any event, the annual bonus of such an Office Holder shall not exceed the amount of his annual salary.

10.	Board of Directors discretion to reduce the amount of the cash bonus

10.1
The Compensation Committee and the Board of Directors shall have the authority to reduce the amount of the annual bonus of an Office Holder by up to 10% in any given year in the event of special circumstances and after considering the business and the financial condition of the Company and the performance of the Office Holder.

11.	"Clawback" of annual bonus in the event of a restatement of financial statements

11.1
The Office Holder shall repay to the Company all or part of his bonus, if received, in the event that it was later discovered that such bonus was based on financial information which turned out to be incorrect, and which was later restated in the Company's financial statements during a period of three annual financial statements after the approval date of such annual bonus. The amount of the bonus to be repaid shall be equal to the portion of the bonus that was granted due to such error. It is clarified, that if the portion of the bonus subject to the repayment is lower than 10% of the overall bonus for such year, the Office Holder will not be required to repay it.

11.2
Notwithstanding the foregoing, a restatement of the Company's financial statements as a result of a change in law, regulations or accounting principles, which change occurred after the date of the publication of the Company's financial statements for such fiscal year, shall not be deemed as a restatement for purposes of Section 11.1.

D. Equity-Based Compensation

12.	The objective of equity-based compensation

12.1
The Company may offer, as a part of the overall compensation package of Office Holders, equity-based compensation which aims to motivate the Office Holders to contribute also to the Company's future success, which success is expected to be expressed in, among other things, long-term business results and the Company's share price, thereby promoting the Company's interests and enhancing its long-term profits.

12.2	In addition, the equity-based compensation is intended to provide an incentive for the Company's long-term employment of talented, experienced and capable Office Holders.

12.3	Office Holders of the Company may be entitled to equity-based compensation in the form of options exercisable into the Company's shares, restricted shares units, shares, etc.

13.	The equity-based compensation mechanism

13.1
The equity-based compensation shall be determined on an individual basis while taking into account, among other things, the Office Holder's educational background, professional experience, role and area of responsibility in the Company, contribution to the Company, performance, and entitlement to an annual bonus.

13.2	Generally, the vesting period for the equity-based compensation of an Office Holder shall be at least 3 (three) years.

13.3	The exercise price of any options that are granted as part of the equity-based compensation of an Office Holder shall be equal to or greater than the Company's share price on the date of grant.

13.4	The term of any equity based compensation shall not exceed ten (10) years from the grant date.

14.	A cap for the equity-based compensation

14.1
In any event, the economic value (determined according to a customary valuation methodology) of the equity-based compensation granted to an Office Holder, at the time of grant of such equity-based compensation, with respect to one year of vesting (on a linear basis),  shall not exceed the amount of two annual salaries of such Office Holder.

14.2
The Compensation Committee and the Board of Directors examined the possibility of setting a maximum limit for the equity-based compensation at the time of exercise and determined that such a limit would not be desirable for the Company, among other reasons, because it is inconsistent with the underlying goals of equity-based compensation.

15.	Acceleration and exercise of equity-based compensation

15.1	The Board of Directors may, following approval by the Compensation Committee, extend the period of time in which an equity-based award is to remain valid.

15.2
The Board of Directors may, following approval by the Compensation Committee, make provisions with respect to the vesting and/or the acceleration of any Office Holder's equity-based compensation, including and without limitation, in connection with a change of control of the Company.

E. Retirement Arrangements

16.	General guidelines for retirement arrangements

An Office Holder shall be entitled to retirement payments as provided by applicable law (e.g., severance pay).

17.	Advance notice and transition period

17.1
Upon determining an Office Holder's retirement arrangement that is greater than that required by applicable law, to the extent such arrangements are determined, consideration shall be given to, among other things, the period of service or employment of the Office Holder, the terms of service or employment during such period, the Company's performance during such period, the Office Holder 's contribution to the achievement of the Company's objectives and to the maximization of its profits, and the particular circumstances of termination of employment or service.

17.2
An Office Holder shall be entitled to an advance notice period of up to 6 months. During such advance notice period, the Office Holder will be required to continue providing his services to the Company, unless the Company decides otherwise, in which case he will be entitled to all of the compensation terms during the advance notice period, without change.

17.3
The Company's authorized corporate bodies may approve, in the framework of the Office Holder's employment agreement, an additional transition period of up to 6 months for an Office Holder. During such transition period, an Office Holder may only be entitled to base salary and benefits.

F. Director Compensation

The members of Company's Board of Directors shall be entitled to compensation pursuant to the Companies Regulations (Rules on Remuneration and Expenses of External Directors), which include a fixed annual payment and an additional payment for participation in Board and committee meetings, provided that the compensation does not exceed the maximum amount permitted by such regulations.

G. Exculpation, Indemnification and Insurance

In addition to the compensation package provided in accordance with this Compensation Policy and subject to the approval by the authorized corporate bodies of the Company, the Office Holders of the Company (including directors) will be entitled to directors and officers liability insurance, as well as indemnification and exculpation arrangements, all pursuant to applicable law. With respect to directors and officers liability insurance, coverage shall not exceed USD $20 million and the annual premium paid by the Company shall not exceed USD $175,000 (the deductible should be in accordance with similar insurance policies of its kind).